Dear Shareholder:

The Board of Directors of Columbus McKinnon Corporation has announced the adoption of a Shareholders Rights Plan. The Plan provides for a dividend of Rights to purchase shares of a new series of Preferred Stock (or, in certain circumstances, Common Stock or other consideration), exercisable upon the occurrence of certain events.

We believe that the Plan protects your interests in the event that the Company is confronted with coercive or unfair takeover tactics. The Plan contains provisions to protect you in the event of an unsolicited offer to acquire the Company. Although we are not aware of any such potential offers, the Plan offers protection from offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders and other coercive or unfair takeover tactics that could impair the Board's ability to represent your interests fully.

The Plan will not affect an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by its Board of Directors. The Rights Plan will not interfere with a merger or other business combination transaction that the Board of Directors approves as fair and as constituting a recognition of full value to the shareholders.

The Rights would become exercisable to purchase shares of Preferred Stock (or, in certain circumstances, Common Stock) only if (i) a person acquired 15% or more of the Company's Common Stock, (ii) a person commenced a tender or exchange offer for 15% or more of the Company's Common Stock, or (iii) the Board of Directors determined that the beneficial owner of at least 15% of the Company's Common Stock intended to cause the Company to take certain actions adverse to it and its shareholders or that such ownership would have a material adverse effect on the Company. In circumstances described in clauses (i) and (iii) above, holders of Rights would be entitled to purchase, in lieu of Preferred Stock, Common Stock of the Company at a 50% discount from market value. Moreover, in the event that the Company were to enter into certain merger or asset sale transactions, after the occurrence of circumstances described in clauses (i) or
(iii), holders would be entitled to exercise the Rights for common stock of the acquiring entity.




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The acquiring or adverse persons described in clauses (i) and (iii) would not be entitled to exercise Rights.

The issuance of Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and will not change the way in which you can currently trade shares of the Company's Common Stock.

A summary of the Plan is enclosed. The Plan is complex, and we urge you to read this summary carefully. Its premise, however, is straightforward: to serve and protect the interests of the Company's shareholders.


                                           Sincerely,





                                           Herbert P. Ladds, Jr.,
                                           President and Chief Executive Officer





November 10, 1997.

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                          SUMMARY OF RIGHTS TO PURCHASE
                                 PREFERRED STOCK


         On October 25, 1997, the Board of Directors of Columbus McKinnon Corporation (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"), to shareholders of record at the close of business on November 10, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a Purchase Price of $80.00 per unit of one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A Distribution Date will occur and the Rights will separate from the Common Stock upon the earliest of (i) ten days following a public announcement that a Person or group of affiliated or associated Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding1 (the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a Person or group beneficially owning 15% or more of such outstanding shares of Common Stock (unless such tender offer or exchange offer is an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders) or (iii) the date the Board of Directors declares a person to be an "Adverse Person", upon a determination by the Board that such Person, together with his affiliates or associates, is or has become the beneficial owner of 15% or more of the shares of Common Stock outstanding, and upon a determination by at least a majority of the Continuing Directors (as defined below) who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such Directors shall deem
--------
1 Under the Rights Agreement, for purposes of calculating percentages of Common Stock outstanding, shares of Common Stock outstanding shall include all shares of Common Stock deemed to be beneficially owned by a person and its affiliates and associates, even if not actually then outstanding.


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appropriate,  that (a) such  beneficial  ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where such Continuing Directors determine that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time, or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation or ability to deal with governmental agencies) on the business or prospects of the Company.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after November 10, 1997 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 10, 2007, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) with respect to certain shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of certain securities of the Company, or (ii) as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that (i) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the Directors who are not officers of the Company and who are not affiliates or associates of such Person determine to be fair to and otherwise in the best interests of the Company and its shareholders), or (ii) the Board of Directors declares, upon the determination by at least a majority of the Continuing Directors who are not officers of the

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Company,  that a person is an  Adverse  Person  (each  such  event,  a  "Flip-in
Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Adverse Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at a Purchase Price of $80.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $160.00 worth of Common Stock (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $80.00. Assuming that the Common Stock had a per share value of $20.00 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase eight (8) shares of Common Stock for $80.00.

         In the event that, at any time following the Stock Acquisition Date or the date on which a Person is determined to be an Adverse Person, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger meeting certain conditions which follows an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders), or (ii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the Flip-in Events described in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of units of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to

                                        3

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subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding cash dividends not in excess of 200% of regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions of one one-hundredth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors who are not officers of the Company. The Company may not redeem the Rights if the Board of Directors has previously declared a Person to be an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of such Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any Person who is subsequently elected to the Board if such Person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person or an affiliate or associate of any such Person, or any representative of any of the foregoing.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are redeemed as provided in the second preceding paragraph.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing
Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person, an Adverse Person or an affiliate or associate thereof), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a Person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The existence of Rights, however, should not affect an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date or until a Person has been determined to be an Adverse Person redeem all but not less than all of the then outstanding Rights at the $.01 redemption price.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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